SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

“América Móvil informs about Annual Shareholders Meeting and filing of its 2024 Annual Report on form 20-F”

Mexico City, April 29, 2025, América Móvil, S.A.B. de C.V. (the “Company” or “AMX”) [BMV: AMX] [NYSE: AMX], informs that on April 24, 2025, the Company was informed by its independent registered public accounting firm, Mancera S.C., a member of Ernst & Young Global Limited (“Mancera/EY”), that due to the ongoing requests and reviews of information relating to certain business processes that are part of the Company’s Mexico fixed and wireless segments, Mancera/EY requires additional time to complete the audit of the Company’s consolidated financial statements (including Mancera/EY’s report on the Company’s consolidated financial statements) for the fiscal year ended December 31, 2024.

This additional time will delay the date of our annual shareholders meeting scheduled for April 30, 2025, and the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2024. The Company will file before the Securities and Exchange Commission (SEC) and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) a notification of late filing concerning its annual reports for the fiscal year ended December 31, 2024.

AMX is working closely with Mancera/EY to expedite the completion of the aforementioned procedures and anticipates filing the annual report on Form 20-F as promptly as possible. The Company will announce the expected date for the annual shareholders meeting in the upcoming days.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact

3